UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 17, 2026	By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Company Secretary Group Head – Secretarial & Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Approval of unaudited standalone and consolidated financial results of the Bank for the quarter and half-year ended September 30, 2026

October 17, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub:	Approval of unaudited standalone and consolidated financial results of the Bank for the quarter and half-year ended September 30, 2026

We wish to inform you that the Board of Directors of the Bank at its meeting held today i.e. on October 17, 2026, based on the recommendation of the Audit Committee, approved the unaudited standalone and consolidated financial results of the Bank for the quarter and half-year ended September 30, 2026 (“Results”). The Results along with Limited Review Reports of the Joint Statutory Auditors and Press Release on the said Results are enclosed and being uploaded on the website of the Bank. The said Results will also be published in the newspapers in the prescribed format.

Please note that the Board Meeting commenced at 11.00 a.m. today, i.e. on Saturday, October 17, 2026 and the Results were approved by the Board at 1.30 p.m. Thereafter, the Board Meeting continued for consideration of other agenda matters.

Further, kindly note that in terms of the Bank’s Share Dealing Code and the SEBI (Prohibition of Insider Trading) Regulations, 2015, the window for trading in Securities of the Bank by its designated persons and their immediate relatives shall open on Tuesday, October 20, 2026.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight